UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2015

Commission File Number: 000-29442

FORMULA SYSTEMS (1985) LTD.

(Translation of registrant’s name into English)

5 Haplada Street, Or-Yehuda, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Formula Systems (1985) Ltd. (the “Registrant”) hereby provides the following, updated description of its American Depositary Shares (sometimes referred to as “ADSs”), each representing one ordinary share, NIS 1.0 par value (“ordinary share”), that are registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as well as the underlying ordinary shares. The following description amends and restates, in its entirety, the corresponding description of the ADSs and/or ordinary shares that was originally provided in the registration statement that was filed by the Registrant to register the ADSs under the Exchange Act, as filed with the Securities and Exchange Commission (the “Commission”) previously.

This Report of Foreign Private Issuer on Form 6-K (this “Report”) may be incorporated by reference in subsequent reports or filings furnished or filed by the Registrant under the Exchange Act or in other registration statements or other filings made by the Registrant under the Securities Act of 1933, as amended, on or after the date hereof, to the extent specifically noted by the Registrant.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES AND ORDINARY SHARES

We currently have only one class of securities outstanding, our ordinary shares, par value NIS 1.0 per share. Twenty Five Million (25,000,000) of such ordinary shares are currently authorized for issuance under our amended and restated articles of association (the “Articles”). Certain of our ordinary shares are represented by American Depositary Shares on a one-for-one basis. No preferred shares are currently authorized.

Our Articles do not restrict in any way the ownership of our ordinary shares (or ADSs) by non-residents of Israel, except that these restrictions may exist with respect to citizens of countries which are in a state of war with Israel.

Dividend and Liquidation Rights

Our board of directors is authorized to declare dividends, subject to the provisions of the Israeli Companies Law, 5759-1999 (the “Companies Law”). Dividends on our ordinary shares may be paid only out of profits and other surplus, as defined in the Companies Law, as of the end date of the most recent financial statements or as accrued over a period of two years, whichever amount is greater. Alternatively, if we do not have sufficient profits or other surplus, we may seek permission to effect a distribution by order of an Israeli court. In any event, our board of directors is authorized to declare dividends, provided there is no reasonable concern that a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. Dividends may be paid in cash or in kind. We may invest or use for our own benefit all unclaimed dividends. If a dividend remains unclaimed for seven years from the date on which we declared it, it lapses and reverts back to us. Our board of directors can nevertheless cause us to pay the dividend to a holder who would have been entitled had the dividend not reverted back to us. In case of the liquidation of our company, after satisfying liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to their holdings. This right may be affected by the grant of a preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future. Under the Companies Law, the declaration of a dividend does not require the approval of the shareholders of the company, unless the company’s articles of association require otherwise. Our articles provide that our board of directors may declare and pay dividends without any action required by our shareholders.

Redemption Provisions

In accordance with our articles, we may issue redeemable shares and accordingly redeem those shares.

Voting, Shareholder Meetings and Resolutions

Holders of our ordinary shares are entitled to one vote for each ordinary share held on all matters submitted to the vote of shareholders. These voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future. Under the Companies Law, shares held by our company are not entitled to any rights so long as they are held by the company.

Under the Companies Law and our Articles, we must hold an annual general meeting of our shareholders once a year with a maximum period of fifteen months between the meetings, while under NASDAQ Listing Rule 5620(a), we must hold the meeting within one year after our fiscal year-end (which is December 31st). All meetings of shareholders other than annual general meetings are considered special general meetings. Our board of directors may call a special general meeting whenever it decides it is appropriate. In addition, shareholders representing 5% of the outstanding share capital may require the board of directors to call a special general meeting. Under our Articles, the quorum required for a general meeting of shareholders consists of two or more holders present in person or by proxy who hold or represent at least 25% of the voting power. We have opted out of the NASDAQ Listing Rule 5620(c) requirement that a quorum must constitute at least 33.33% of our outstanding share capital. A meeting adjourned for a lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the chairman of the meeting may decide with the consent of the holders of a majority of the voting power represented at the meeting in person or by proxy and voting on the question of adjournment. At the reconvened meeting, if a quorum is not present within one-half hour from the time designated for holding the meeting, the required quorum will consist of two shareholders present in person or by proxy, regardless of the percentage of our outstanding ordinary shares or voting power held by them.

Under the Companies Law, unless otherwise provided in the articles of association or applicable law (including the Companies Law), all resolutions of the shareholders require a simple majority, subject to certain exceptions, as described below under “Approval of Certain Transactions Under the Companies Law.”

Approval of Certain Transactions Under the Companies Law

The Companies Law codifies the fiduciary duties that office holders, including directors and executive officers, owe to a company. An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of loyalty includes (i) avoiding any conflict of interest between the office holder’s position in the company and his or her personal affairs, (ii) avoiding any competition with the company, (iii) avoiding exploiting any business opportunity of the company in order to receive personal advantage for himself or others, and (iv) revealing to the company any information or documents relating to the company’s affairs which the office holder has received due to his or her position as an office holder.

The Companies Law requires that an office holder of a company promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. An interested office holder's disclosure must be made promptly and in any event no later than the first meeting of the board of directors at which the transaction is considered. A personal interest, as defined under the Companies Law, includes any personal interest held by the office holder’s spouse, siblings, parents, grandparents or descendants; spouse’s descendants, siblings or parents; and the spouses of any of the foregoing, and also includes any interest held by any corporation in which the office holder owns 5% or more of the share capital, is a director or general manager or in which he or she has the right to appoint at least one director or the chief executive officer (referred to as a general manager). A personal interest furthermore includes the personal interest of a person for whom the office holder holds a voting proxy or the interest of the office holder with respect to his or her vote on behalf of the shareholder for whom he or she holds a proxy even if such shareholder itself has no personal interest in the approval of the matter.

Under the Companies Law, an extraordinary transaction is defined as a transaction not in the ordinary course of business, not on market terms, or that is likely to have a material impact on the company’s profitability, assets or liabilities.

If it is determined that an office holder has a personal interest in a transaction, approval by the board of directors is required for the transaction, unless the company's articles of association provide for a different method of approval. Further, so long as an office holder has disclosed his or her personal interest in a transaction, the board of directors may approve an action by the office holder that would otherwise be deemed a breach of his or her duty of loyalty. However, a company may not approve a transaction or action that is not in the company's interest or that is not performed by the office holder in good faith. An extraordinary transaction in which an office holder has a personal interest requires approval first by the company's audit committee and subsequently by the board of directors. The compensation of, or an undertaking to indemnify or insure, an office holder who is not a director requires approval first by the company's compensation committee, then by the company's board of directors. If such compensation arrangement or an undertaking to indemnify or insure is inconsistent with the company's stated compensation policy, or if the office holder is the chief executive officer (apart from a number of specific exceptions), then such arrangement is further subject to a majority vote of the shares present and voting at a meeting of shareholders called for such purpose, provided that either: (a) such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such compensation arrangement; or (b) the total number of shares of non-controlling shareholders who do not have a personal interest in the compensation arrangement and who vote against the arrangement does not exceed 2% of the company's aggregate voting rights. (hereafter, a “Special Majority Approval for Compensation”). Arrangements regarding the compensation, indemnification or insurance of a director require the approval of the compensation committee, board of directors and shareholders by ordinary majority, in that order, and under certain circumstances, a Special Majority Approval for Compensation.

An office holder who has a personal interest in a matter that is considered at a meeting of the board of directors, the audit committee or the compensation committee may not be present at the meeting or vote on the matter, subject to certain exceptions, including an allowance for him or her to be present in order to present the transaction, if the chairman of the audit committee, compensation committee or board of directors (as applicable) determines that such presentation by him or her is necessary. If the majority of the board members, or members of the audit committee or compensation committee, as applicable, have a personal interest in a transaction, they may all be present for the presentation of, and voting upon, the transaction, but it must also then be approved by the shareholders of the company.

The Companies Law applies the same disclosure requirements to a controlling shareholder of a public company, which includes a shareholder that holds 25% or more of the voting rights in the company if no other shareholder owns more than 50% of the voting rights in the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, or a transaction with a controlling shareholder or his or her relative, directly or indirectly, including for receipt of services from an entity controlled by him or her (or his or her relative), and the terms of engagement and compensation of a controlling shareholder who is an office holder or an employee of the company, require the approval of the audit committee, the board of directors and the shareholders of the company. The shareholder approval must include the holders of a majority of the shares held by all shareholders who have no personal interest in the transaction and are voting on the subject matter (with abstentions being disregarded) or, alternatively, the total shares of shareholders who have no personal interest in the transaction and who vote against the transaction must not represent more than two percent (2%) of the voting rights in the company. To the extent that any such transaction with a controlling shareholder is for a period extending beyond three years, approval is required once every three years, unless the audit committee determines that the duration of the transaction is reasonable given the circumstances related thereto. In certain cases provided in regulations promulgated under the Companies Law, shareholder approval is not required.

The approvals of the board of directors and shareholders are required for a private placement of securities (or a series of related private placements during a 12-month period or that are part of one continuous transaction or transactions conditioned upon each other) in which:

•	the securities issued represent at least 20% of the company’s actual voting power prior to the issuance of such securities, and such issuance increases the relative holdings of a 5% shareholder or causes any person to become a 5% shareholder, and the consideration in the transaction (or a portion thereof) is not in cash or in securities listed on a recognized stock exchange, or is not at a fair market value; or

•	a person would become, as a result of such transaction, a controlling shareholder of the company.

Further, under the Companies Law, the appointment of external directors requires, in addition to a majority of the ordinary shares voting and approving the appointment, that either (a) the approving majority must include a majority of the shares of shareholders that are not controlling shareholders of the company and who do not have a personal interest in the election of the external director (other than a personal interest not deriving from a relationship with a controlling shareholder) and who are present and voting (with abstentions being disregarded), or (b) the shares of such non-controlling, non-interested shareholders that vote against the appointment may not constitute more than two percent (2%) of our total voting rights. In addition, as described below (see “—Modification of Class Rights”), under our Articles, the alteration of the rights, privileges, preferences or obligations of any class of our share capital requires a simple majority of the class so affected), in addition to the ordinary majority of all classes of shares voting together as a single class at a shareholder meeting.

A further exception to the simple majority shareholder vote requirement is a resolution for the voluntary winding up, or other reorganization of, the company pursuant to Section 350 of the Companies Law, which requires the approval of holders of 75% of the voting rights represented at the meeting, in person, by proxy or by voting deed and voting on the resolution, provided that such shareholders constitute more than 50% of the shareholders voting on such matter.

Shareholder Duties

Under the Companies Law, a shareholder has a duty to act in good faith towards the company in which he holds shares and towards other shareholders and to refrain from abusing his power in the company including voting in the general meeting of shareholders on:

•	any amendment to the articles of association;

•	an increase of the company’s authorized share capital;

•	a merger; or

•	approval of actions of office holders in breach of their duty of loyalty and of interested party transactions.

A shareholder has the general duty to refrain from depriving rights of other shareholders. Any controlling shareholder, any shareholder who knows that it possesses the power to determine the outcome of a shareholder vote and any shareholder that, under the provisions of the articles of association, has the power to appoint an office holder in the company, is under a duty to act in fairness towards the company. The rules pertaining to a breach of contract apply to a breach of the duty to act in fairness, mutatis mutandis, bringing into account the shareholder’s position in the company. The Companies Law does not describe the substance of this duty.

Transfer of Shares

Fully paid ordinary shares are issued in registered form and may be freely transferred under our Articles unless the transfer is restricted or prohibited by another instrument.

Modification of Class Rights

Under our Articles, the rights attached to any class unless otherwise provided by the terms of the class including voting, rights to dividends and the like, may be varied by adoption of the necessary amendment to the Articles, provided that the affected shareholders approve the change by a class meeting in which a simple majority of the voting power of the class represented at the meeting and voting on the matter approves the change.

Election of Directors

Our ordinary shares do not have cumulative voting rights in the election of directors. As a result, the holders of ordinary shares that represent more than 50% of the voting power represented at a shareholders meeting and voting on the matter (disregarding abstentions), have the power to elect all of our directors, other than the external directors who are appointed by a special majority of shareholders.

Anti-Takeover Provisions; Mergers and Acquisitions Under Israeli Law

Mergers

The Companies Law permits merger transactions if approved by each party’s board of directors and shareholders. In order for shareholder approval to be obtained for a merger, a majority of the shares present and voting, excluding shares held by the other party to the merger, or by any person holding at least 25% of the means of control of the other party to the merger, or anyone acting on behalf of either of them, including any of their affiliates, must be voted in favor of the merger. If, however, the merger involves a merger with a company’s own controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same special majority approval that governs all extraordinary transactions with controlling shareholders (as described above under “—Approval of Certain Transactions Under the Companies Law”). In the event that the merger transaction has not been approved by either of the above-described special majorities (as applicable), the holders of at least 25% of the voting rights of the company may apply to a court for approval of the merger. The court may approve the merger if it is found that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger. A merger may not be consummated unless at least 50 days have passed from the time that a proposal for approval of the merger has been filed with the Israeli Registrar of Companies and 30 days have passed from the date of the approval of the shareholders of the merging companies.

The Companies Law further provides that the foregoing approval requirements will not apply to shareholders of a wholly-owned subsidiary in a rollup merger transaction, or to the shareholders of the acquirer in a merger or acquisition transaction if:

•       the transaction does not involve an amendment to the acquirer’s memorandum or articles of association;

•       the transaction does not contemplate the issuance of more than 20% of the voting rights of the acquirer which would result in any shareholder becoming a controlling shareholder; and

•       there is no “cross ownership” of shares of the merging companies, as described above.

Tender Offers

The Companies Law provides that an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition, the purchaser would become a holder of 25% or more of the voting rights in the company. This rule does not apply if there is already another holder of 25% or more of the voting rights in the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights of the company, if there is no other holder of more than 45% of the voting rights of the company.

The foregoing provisions do not apply to:

•	a private placement in which the company’s shareholders approved such holder owning 25% or more of the voting rights in the company (if there is no other shareholder that holds 25% or more of the voting rights in the company); or 45% or more of the voting rights in the company (if there is no other shareholder that holds 45% or more of the voting rights in the company); or

•	a purchase from an existing holder of 25% or more of the voting rights in the company that results in another person becoming a holder of 25% or more of the voting rights in the company or a purchase from an existing holder of more than 45% of the voting rights in the company that results in another person becoming a holder of more than 45% of the voting rights in the company.

The Companies Law also provides that if following any acquisition of shares, the acquirer holds 90% or more of the company’s shares or of a class of shares, the acquisition must be made by means of a tender offer for all of the target company’s shares or all of the shares of the class, as applicable, not held by the acquirer. An acquirer who wishes to eliminate all minority shareholders must do so by way of a tender offer and hold, following consummation of the tender offer, more than 95% of all of the company’s outstanding shares (and provided that a majority of the offerees that do not have a personal interest in such tender offer shall have approved it, which condition shall not apply if, following consummation of the tender offer, the acquirer holds at least 98% of all of the company’s outstanding shares). If, however, following consummation of the tender offer the acquirer would hold 95% or less of the company’s outstanding shares, the acquirer may not acquire shares tendered if by doing so the acquirer would own more than 90% of the shares of the target company. Appraisal rights are available with respect to a successfully completed full tender offer for a period of six months after such completion, although the acquirer may provide in the tender offer documents that a shareholder that accepts the offer may not seek appraisal rights.

Exchange Controls

Under current Israeli regulations, we may pay dividends or other distributions in respect of our ordinary shares either in Israeli or non-Israeli currencies. If we make these payments in Israeli currency, they will be freely converted, transferred and paid in non-Israeli currencies at the rate of exchange prevailing at the time of conversion. We expect, therefore, that dividends, if any, that we pay to holders of ADSs, will be paid in dollars, net of conversion expenses, expenses of the depositary for our ADSs, the Bank of New York Mellon, and Israeli income taxes (if applicable). Because exchange rates between the NIS and the dollar fluctuate continuously, a U.S. shareholder will be subject to the risk of currency fluctuations between the date when we declare NIS-denominated dividends and the date when we pay them in NIS.

Non-residents of Israel may freely hold and trade our ADSs or ordinary shares pursuant to the general permit issued under the Israeli Currency Control Law, 1978. Neither our articles nor the laws of the State of Israel restrict in any way the ownership of our ordinary shares by non-residents, except that these restrictions may exist with respect to citizens of countries that are in a state of war with Israel.

Fees and charges payable by our ADS holders

The Bank of New York Mellon (the “Depositary”), serves as the depositary for our ADS program. Pursuant to the deposit agreement by and among our Company, the Depositary and owners and holders of our ADSs (the “Deposit Agreement”), ADS holders may be required to pay various fees to the Depositary. In particular, the Depositary may charge the following fees to any party depositing or withdrawing ADSs, or to any party surrendering American Depositary Receipts (“ADRs”) that represent the ADSs, or to whom ADRs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock involving the ADRs or any deposited ADSs underlying the ADRs or a distribution of ADRs pursuant to a distribution of underlying shares), as applicable: (a) taxes and governmental charges, (b) such registration fees as may from time to time be in effect for the registration of transfers of shares generally on our share register and applicable to transfers of shares to the name of the Depositary or its nominee or agent in connection with making deposits or withdrawals under the Deposit Agreement, (c) such cable, telex and facsimile transmission expenses as are expressly provided for in the Deposit Agreement, (d) such expenses as are incurred by the Depositary in the conversion of foreign currency, (e) a fee of $5.00 or less per 100 ADSs (or portion thereof) for the execution and delivery of ADRs (including in connection with distributions of shares or rights by us) and in connection with the surrender of receipts and withdrawal of the underlying shares, (f) a fee of $.02 or less per ADS (or portion thereof) for any cash distribution made pursuant to the Deposit Agreement, including in connection with distributions of shares or rights, (g) a fee for the distribution of securities in connection with certain distributions, such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities but which securities are instead distributed by the Depositary to ADR holders, and (h) any other charges payable by the Depositary or any of its agents in connection with the servicing of ADSs or other deposited securities underlying the ADRs.

Amounts received from the Depositary

We do not receive any fees directly or indirectly from the Depositary.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

Date: July 30, 2015	By:	/s/ Asaf Berenstin
Asaf Berenstin
Chief Financial Officer